SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2012

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2012, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 7, 2012, entitled "DRDGOLD TRANS-CALEDON TUNNEL AUTHORITY ("TCTA"), AGREE TERMS ON ACID MINE DRAINAGE ("AMD")".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 7, 2012   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD")

DRDGOLD, TRANS-CALEDON TUNNEL AUTHORITY ("TCTA"), AGREE TERMS ON ACID MINE DRAINAGE ("AMD")

DRDGOLD announced today that three of its subsidiary companies – collectively the Ergo Group – have entered into heads of agreement with Trans-Caledon Tunnel Authority (TCTA), aimed at laying a foundation for a self-sustainable solution to acid mine drainage (AMD) in the Central Witwatersrand Basin.

TCTA, acting through directives issued by the Minister of Water and Environmental Affairs and the Department of Water Affairs, is to construct pumping and treatment facilities to intercept rising AMD, and to prevent it from reaching the so-called 'environmental critical level'.

In terms of the heads of agreement, the Ergo Group grants TCTA:

- access to land for the construction of a water treatment plant;

- access to the South West Vertical Shaft of East Rand Proprietary Mines Limited (ERPM) to construct and operate a pump station to pump AMD to surface;

- the right to construct a sludge pipeline, using servitudes owned by Ergo Group members;

- shared use of an Ergo Group residue pipeline; and

- partial use of the Ergo tailings dams for the deposition of up to 4 167m³ of sludge per day, emanating from the water treatment plant.

Also, in terms of the heads of agreement, Ergo Mining Operations (Pty) Limited (EMO), a member of the Ergo Group, has an option, at its election, to acquire from TCTA, for its operations, up to 30 mega litres of untreated or partially treated AMD per day.

DRDGOLD CEO Niël Pretorius said: "While these heads of agreement should not be seen as an unqualified endorsement of the State's AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, they are an encouraging development. In particular if the spirit of cooperation that led to its conclusion is taken into the implementation and management of the project, this initiative has every chance of success."

Johannesburg
7 December 2012

Sponsor: One Capital